Mail Stop 3561

October 9, 2007

Alex Hazan, Chief Executive Officer
Royal Spring Water, Inc.
14553 Delano Street    Suite 217
Van Nuys, California  91411

   RE:  **Royal Spring Water, Inc. ("the company")**
        **Amendment No. 6 to Registration Statement on**
        **Form SB-2**
        **Filed September 27, 2007**
        **File No.  333-136850**

Dear Mr. Hazan:

We have reviewed your amended filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Shareholders, page 11

1.  As previously requested in comment #3 in our letter dated September 11, 2007, the amount of shares disclosed is not consistent.  We note the number of shares being offered by the selling shareholders has been decreased to 6,338,856 but the number stated in the initial paragraph of this section still states "7,545,556".  Please insure that the disclosure is consistent throughout.

Products and Services, page 21

2.  As previously requested in our September 11, 2007 letter, please expand your disclosure to include the latest material information outlined in several recent press releases, as noted on page 33.  Further, please disclose the principal terms of any material contracts.

Other Regulatory

3. Your attention is directed to Item 310(g) of Regulation S-B and the need for updated financial statements.  Also, please provide a currently dated consent with any amendment to the registration statement.

<u>Closing Comments</u>

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

 Please contact Blaise Rhodes at (202) 551-3774 with any questions regarding accounting issues and you may contact Janice McGuirk at (202) 551-3395 with any other questions.


Sincerely,


John Reynolds
Assistant Director


cc:  Gregg E. Jaclin, Esq.
     via fax  (732) 577-1188